EXHIBIT 99.5

Press Release dated March 19, 2003

Amendment to Call-Net Enterprises’ Shareholder Rights Plan

Amendment to Call-Net Enterprises’ Shareholder Rights Plan

en Français

(TORONTO, Ontario), March 19, 2003 — Call-Net Enterprises Inc. (TSX: FON, FON.B) today announced that its Board of Directors has authorized an amendment to the Company’s Shareholder Rights Plan raising the prescribed percentage of beneficial ownership of common shares of the Company at which the exercise of rights under the plan will be triggered from 10 percent to 15 percent of its outstanding common shares.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has 131 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprintcanada.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information

Media Contact :
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

Investor Relations Contact :
John Laurie
Vice President, Treasurer & Investor Relations
416-718-6245
john.laurie@sprint-canada.com